SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2006

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated May 16, 2006.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended March 31, 2006.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's condensed interim consolidated financial statements for the quarter ended March 31, 2006.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.

                                  (Registrant)


                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                  Name:  Ilan Pacholder
                                  Title: Corporate Secretary

Dated:  May 16, 2006

                                  EXHIBIT INDEX



    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated May 16, 2006

    2.                     Management's Report

    3.                     Financial Statements

                                    EXHIBIT 1


                                                    [LOGO OF ELBIT SYSTEMS LTD.]

                                EARNINGS RELEASE
                                ----------------

                ELBIT SYSTEMS REPORTS FIRST QUARTER 2006 RESULTS
                ------------------------------------------------

           REVENUES INCREASED BY 45% YEAR OVER YEAR TO $334.4 MILLION

  BACKLOG OF ORDERS INCREASED BY $176 MILLION TO A NEW RECORD OF $ 3.5 BILLION

          DILUTED EPS INCREASED TO $0.35 AS COMPARED TO $0.30 LAST YEAR

HAIFA, ISRAEL, MAY 16, 2006 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ: ESLT), the international defense company, today reported its consolidated results for the first quarter ended March 31, 2006. This is the first full quarter in which the Company consolidates the financial results of Elisra Electronic Systems, a leading company in the areas of EW Suites, airborne warning systems, ELINT systems and data links, in which the Company acquired a 70% interest on November 30, 2005.

THE COMPANY'S BACKLOG OF ORDERS AS OF MARCH 31, 2006 reached $3,523 million, as compared with $3,347 million at the end of 2005. 73% of the backlog relates to orders outside of Israel. Approximately 62% of the Company's backlog as of March 31, 2006 is scheduled to be performed over the next three quarters of 2006 and during 2007.

CONSOLIDATED REVENUES FOR THE FIRST QUARTER OF 2006 increased by 45% to $334.4 million from $230.7 million in the corresponding quarter in 2005.

CONSOLIDATED NET INCOME FOR THE FIRST QUARTER OF 2006 was $14.5 million (4.3% of revenues), as compared with $12.7 million (5.5% of revenues) in the same period in 2005. Diluted earnings per share for the first quarter of 2006 were $0.35, as compared with $0.30 for the first quarter of 2005.

GROSS PROFIT FOR THE FIRST QUARTER OF 2006 was $87.5 million (26.2% of revenues), as compared with gross profit of $61.6 million (26.7% of revenues) in the first quarter of 2005.

During the first quarter of 2006 the Company produced operating cash flow of $75.4 million.

--------------------------------------------------------------------------------
HAIFA    P.O.B 539     ISRAEL 31053    TEL. 972-4-8315315    FAX. 972-4-8550002
KARMIEL  P.O.B 650     ISRAEL 20101    TEL. 972-4-9901111    FAX. 972-4-9986522

                                                    [LOGO OF ELBIT SYSTEMS LTD.]

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "We are pleased to report our first quarterly results for 2006, in which we continue to demonstrate growth in revenues, profits, backlog and cash flow. During the first quarter we won several important projects in new markets and based on new technologies. We intend to continue our efforts in expanding our portfolio of products and markets while improving profitability. In the first quarter we achieved double digit organic growth that was complemented by consolidating Elisra's full quarter revenues for the first time and we are successfully proceeding with the integration of the newly acquired businesses into the Elbit Systems Group."

The Board of Directors declared a dividend of $0.15 per share for the first quarter of 2006. The dividend's record date is June 6, 2006, and the dividend will be paid on June 19, 2006, net of taxes and levies, at the rate of 18.5%.

CONFERENCE CALL

The Company will be hosting a webcast and conference call today, Tuesday, May 16th at 10.30am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please access Elbit Systems' investor relations web-site at http://www.elbitsystems.com. An online replay will be available 2 hours after the call end, and will be available for 30 days.

Alternatively, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                       US Dial-in Numbers: 1 866 744 5399
                        UK Dial-in Number: 0 800 917 9141
                       ISRAEL Dial-in Number: 03 918 0610
                  INTERNATIONAL Dial-in Number: +972 3 918 0610

At: 10:30am Eastern Standard Time, 7:30am Pacific Standard Time, 3:30pm UK Time or 5:30pm Israel Time.

--------------------------------------------------------------------------------
HAIFA    P.O.B 539     ISRAEL 31053    TEL. 972-4-8315315    FAX. 972-4-8550002
KARMIEL  P.O.B 650     ISRAEL 20101    TEL. 972-4-9901111    FAX. 972-4-9986522

                                                    [LOGO OF ELBIT SYSTEMS LTD.]

In addition, a replay of the call will be available by telephone starting two hours after the call ends until Thursday, May 19, 10:00 am EST. To access the replay please dial:

1-877-332-1104 (US) or +972-3-925-5945 (international and Israel)

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications. For further information, please visit the Company web site at www.elbitsystems.com

COMPANY CONTACT:                                     IR CONTACT:

Ilan Pacholder                                       Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
    and Corporate Secretary
Elbit Systems Ltd                                    GK International
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972-3-607- 4711
E-mail: pacholder@elbit.co.il                        E-mail: Kenny@gk-biz.com
        ---------------------                                ----------------
                                                     E-mail: Ehud@gk-biz.com
                                                             ---------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                        (FINANCIAL TABLES TO FOLLOW)


--------------------------------------------------------------------------------
HAIFA    P.O.B 539     ISRAEL 31053    TEL. 972-4-8315315    FAX. 972-4-8550002
KARMIEL  P.O.B 650     ISRAEL 20101    TEL. 972-4-9901111    FAX. 972-4-9986522

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)

                                             March 31   December 31
                                               2006        2005
                                            ---------    ---------
                                            Unaudited     Audited

ASSETS
------

Current Assets:
Cash and short term deposits                   88,023       94,629
Trade receivable and others                   421,560      416,067
Inventories, net of advances                  350,493      328,428
                                            ---------    ---------
Total current assets                          860,076      839,124

Affiliated Companies & other Investments      203,841      201,339
Long-term receivables & others                156,827      151,557
Fixed Assets, net                             285,979      284,997
Other assets, net                             140,658      142,728
                                            ---------    ---------
                                            1,647,381    1,619,745
                                            =========    =========


LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Current liabilities                           678,851      612,168
Long-term liabilities                         496,897      543,893
Minority Interest                              13,570       12,907
Shareholder's equity                          458,063      450,777
                                            ---------    ---------
                                            1,647,381    1,619,745
                                            =========    =========

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)



                                                              Three Months Ended         Year Ended
                                                                   March 31              December 31
                                                              2006           2005            2005
                                                           ----------     ----------     ----------
                                                            Unaudited      Audited
Revenues                                                      334,370        230,688      1,069,876
Cost of revenues                                              246,830        169,126        786,616
Restructurirng expenses                                             -              -          3,488
                                                           ----------     ----------     ----------
  Gross Profit                                                 87,540         61,562        279,772
                                                           ----------     ----------     ----------

Research and development, net                                  21,438         15,166         71,903
Marketing and selling                                          26,248         16,646         78,648
General and administrative                                     19,007         12,772         54,417
IPR&D write-off                                                     -              -          7,490
                                                           ----------     ----------     ----------
Total operating expenses                                       66,693         44,584        212,458
                                                           ----------     ----------     ----------

Operating income                                               20,847         16,978         67,314

Financial expenses, net                                        (4,241)        (1,732)       (11,472)
Other income (expenses), net                                      908            169         (5,326)
                                                           ----------     ----------     ----------
  Income before income taxes                                   17,514         15,415         50,516
Provisions for income taxes                                     4,604          3,987         16,335
                                                           ----------     ----------     ----------
                                                               12,910         11,428         34,181

Equity in net earnings (losses) of affiliated companies
and partnership *                                               2,267          1,042         (1,636)
Minority rights                                                  (709)           220            (58)
                                                           ----------     ----------     ----------
  Net income                                                   14,468         12,690         32,487
                                                           ==========     ==========     ==========

Earnings per share
  Basic net earnings per share                                   0.35           0.31           0.80
                                                           ==========     ==========     ==========
  Diluted net earnings per share                                 0.35           0.30           0.78
                                                           ==========     ==========     ==========


* Includes IPR&D write-off of $8,500 in 2005

                                   EXHIBIT 2



                               ELBIT SYSTEMS LTD.
                               ------------------
                              MANAGEMENT'S REPORT
                              -------------------
                      FOR THE QUARTER ENDED MARCH 31, 2006
                      ------------------------------------

         THIS REPORT SHOULD BE READ TOGETHER WITH THE UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2006 OF ELBIT SYSTEMS LTD. ("ELBIT SYSTEMS" OR THE "COMPANY"), THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2005, THE COMPANY'S MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2005 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ISRAELI SECURITIES AUTHORITY.

         FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.

A.       EXECUTIVE OVERVIEW
         ------------------

         BUSINESS DESCRIPTION
         --------------------

         Elbit Systems and its subsidiaries (the "Group") operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C(4)ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

         The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

         The Group  tailors  and adapts its  technologies,  integration  skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         FINANCIAL HIGHLIGHTS
         --------------------

         The financial statements of the Company include consolidation of Elisra's financial results, commencing December 1, 2005.

         The Company's revenues increased by 44.9% and reached $334.4 million in the first quarter of 2006, as compared to $230.7 million in the first quarter of 2005.

         Net earnings in the first quarter of 2006 were $14.5 million and the diluted earnings per share were $0.35, as compared to $12.7 million and $0.30 in the first quarter of 2005.

         The Company's backlog increased by 5% and reached $3.52 billion as of March 31, 2006, as compared to $3.35 billion as of December 31, 2005.

         The Company's cash flow generated from operations in the quarter ended March 31, 2006 was $75.4 million, as compared to $49.6 million in the quarter ended March 31, 2005.

         The Board of Directors declared a dividend of $0.15 per share for the first quarter of 2006.

B.       BACKLOG OF ORDERS
         -----------------

         The Company's backlog of orders as of March 31, 2006 reached $3,523 million, of which 73% were for orders outside of Israel. The Company's backlog as of December 31, 2005 was $3,347 million, of which 72% were for orders outside of Israel.

         Approximately 62% of the Company's backlog as of March 31, 2006 is scheduled to be performed in the following three quarters of 2006 and during 2007. The majority of the 38% balance is scheduled to be performed in 2008 and 2009.

C.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005. See also the Company's management report for the year ended December 31, 2005.

D.       SUMMARY OF FINANCIAL RESULTS
         ----------------------------

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods ended March 31, 2006 and March 31, 2005.


                                                                                        For the three months ended
                                                                                                 March 31
                                                                              ----------------------------------------------
                                                                                      2006                        2005
                                                                              ------------------         -------------------
                                                                                 $            %             $             %
                                                                              -------       ----         -------        ----
                                                                         (In thousands of U.S. dollars, except per share data)


              Total revenues                                                  334,370      100.0         230,688       100.0

              Cost of revenues                                                246,830       73.8         169,126        73.3
                                                                              -------       ----         -------        ----

              Gross profit                                                     87,540       26.2          61,562        26.7
                                                                              -------       ----         -------        ----

              Research and Development (R&D) expenses                          28,578        8.5          19,900         8.6

              Less - participation                                            (7,140)      (2.1)         (4,734)       (2.0)
                                                                              -------       ----         -------        ----

              R&D expenses, net                                                21,438        6.4          15,166         6.6

              Marketing and selling expenses                                   26,248        7.8          16,646         7.2

              General and administrative expenses                              19,007        5.7          12,772         5.5
                                                                              -------       ----         -------        ----

                                                                               66,693       19.9          44,584        19.3
                                                                              -------       ----         -------        ----

              Operating  income                                                20,847        6.2          16,978         7.4

              Finance expenses, net                                           (4,241)      (1.3)         (1,732)       (0.8)

              Other income, net                                                   908        0.3             169         0.1
                                                                              -------       ----         -------        ----

              Income before taxes on income                                    17,514        5.2          15,415         6.7

              Taxes on income                                                   4,604        1.3           3,987         1.7
                                                                              -------       ----         -------        ----

                                                                               12,910        3.9          11,428         5.0
              Minority interest in losses (gains)
              of subsidiaries                                                    (709)      (0.2)            220         0.1
              Equity in net earnings of affiliated companies
              and partnership                                                   2,267        0.7           1,042         0.5
                                                                              -------       ----         -------        ----

              Net earnings                                                     14,468        4.3          12,690         5.5
                                                                              =======       ====         =======        ====

              Diluted earnings per share                                         0.35                       0.30
                                                                                 ====                       ====

         FIRST QUARTER OF 2006 COMPARED WITH THE FIRST QUARTER OF 2005
         -------------------------------------------------------------

         REVENUES
         --------

         The Company's consolidated revenues increased by 44.9%, from $230.7 million in the first quarter of 2005 to $334.4 million in the first quarter of 2006. The increase in revenues was partly as a result of consolidating Elisra's reports, starting December 1, 2005.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                             Three-Month Period ended
                                                                   ------------------------------------------------
                                                                     March 31, 2006             March 31, 2005
                                                                   ----------------------     ---------------------
                                                                   $ millions           %     $ millions          %
         Airborne systems                                               138.6        41.5          101.0       43.8
         Land systems                                                    41.8        12.5           26.0       11.2
         C(4)ISR systems                                                 83.0        24.8           44.0       19.1
         Electro-optics                                                  44.1        13.2           43.2       18.7
         Other  (mainly non-defense engineering and
              production services)                                       26.9         8.0           16.5        7.2
                                                                        -----       -----          -----      -----
         Total                                                          334.4       100.0          230.7      100.0
                                                                        =====       =====          =====      =====

         The changes in revenues distribution by areas of operation, other than ordinary quarterly fluctuations, were in the area of C(4)ISR systems sales, which increased mainly as a result of the revenues derived from the Watchkeeper project in the first quarter of 2006. The revenues derived from Elisra are included in the Company's various areas of operation. Elisra's EW systems revenues are included in the Airborne systems area of operation.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                             Three-Month Period ended
                                                                   ------------------------------------------------
                                                                     March 31, 2006             March 31, 2005
                                                                   ----------------------     ---------------------
                                                                   $ millions           %     $ millions          %
         Israel                                                          94.2        28.2           67.2       29.1
         United States                                                  111.0        33.2           89.5       38.8
         Europe                                                          54.6        16.3           16.2        7.0
         Other countries                                                 74.6        22.3           57.8       25.1
                                                                         ----        ----           ----       ----
         Total                                                          334.4       100.0          230.7      100.0
                                                                        =====       =====          =====      =====

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, which increased from $16.2 million to $54.6 million, due mainly as a result of the revenues derived from the Watchkeeper project in the first quarter of 2006.

         GROSS PROFIT
         ------------

         Gross profit in the quarter ended March 31, 2006 was $87.5 million, as compared to $61.6 million in the quarter ended March 31, 2005. The gross profit margin in the first quarter of 2006 was 26.2%, as compared to 26.7% in the first quarter of 2005.

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D included programs which are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD"), the Office of the Chief Scientist ("OCS") and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers, space based sensors and homeland security technologies and products. The Company experienced increased IMOD and OCS participation in these programs.

         Gross R&D expenses in the quarter ended March 31, 2006 totaled $28.6 million (8.5% of revenues), as compared to $19.9 million (8.6% of revenues) in the quarter ended March 31, 2005.

         The increase in R&D expenses resulted mainly from the consolidation of Elisra's results and projects initiated during 2005, which involved a high level of R&D activities and corresponding third party participations.

         Net R&D expenses (after reduction of third party participation) in the quarter ended March 31, 2006 totaled $21.4 million (6.4% of revenues), as compared to $15.2 million (6.6% of revenues) in the quarter ended March 31, 2005.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company's plan.

         Marketing and selling expenses in the quarter ended March 31, 2006 were $26.2 million (7.8% of revenues), as compared to $16.6 million (7.2% of revenues) in the quarter ended March 31, 2005.

         The increase in marketing and expenses was mainly as a result of consolidating Elisra's reports starting December 1, 2005.

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
         -------------------------------------------

         G&A expenses were $19.0 million (5.7% of revenues) in the quarter ended March 31, 2006, as compared to $12.8 million (5.5% of revenues) in the quarter ended March 31, 2005.

         The increase in G&A expenses was mainly as a result of consolidating Elisra's reports starting December 1, 2005.

         FINANCE EXPENSE (NET)
         ---------------------

         Net finance expense in the quarter ended March 31, 2006 was $4.2 million, as compared to $1.7 million in the quarter ended March 31, 2005.

         The increase in the net finance expense resulted mainly from a higher level of long-term loans and an increase in interest rates.

         TAXES ON INCOME
         ---------------

         Provision for taxes in the quarter ended March 31, 2006 was $4.6 million (effective tax rate of 26.3%), as compared to a provision for taxes of $4.0 million (effective tax rate of 25.9%) in the quarter ended March 31, 2005.

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED ENTITIES
         --------------------------------------------------

         In the first quarter of 2006 the Company had net income of $2.3 million from its share in earnings of affiliated companies and partnerships, as compared to $1.0 million in the first quarter of 2005.

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics, airborne systems and communications.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         Net earnings in the quarter ended March 31, 2006 were $14.5 million (4.3% of revenues), as compared to net earnings of $12.7 million (5.5% of revenues) in the quarter ended March 31, 2005. Diluted EPS in the quarter ended March 31, 2006 was $0.35, as compared to $0.30 in the quarter ended March 31, 2005.

         The number of shares used for computation of diluted EPS in the quarter ended March 31, 2006 was 41,736 thousand shares, as compared to 41,617 thousand shares in the quarter ended March 31, 2005.

E.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company's net cash flow generated from operating activities in the quarter ended March 31, 2006 was $75.4 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

         Net cash flow used for investment activities in the quarter ended March 31, 2006 was $13.0 million, which was used mainly for procurement of various assets and equipment.

         Net cash flow used for financing activities in the quarter ended March 31, 2006 was $68.7 million, which was used mainly for repayment of long-term loans.

         On March 31, 2006, the Company had total borrowings in the amount of $193.5 million, including $161.3 million in long-term loans, and $688.6 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2006, the Company had a cash balance amounting to $87.6 million.

         As of March 31, 2006, the Company had working capital of $179.0 million and its current ratio was 1.26.

F.       DERIVATIVES AND HEDGES
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

         On March 31, 2006, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran Communications Ltd. The Company's deposits and loans are based on variable interest rates, and their value as of March 31, 2006 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On March 31, 2006, the Company had exposure due to liabilities denominated in NIS of $60 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2006 by forward contracts. On March 31, 2006, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $289 million ($93 million in Euro, $191 million in GBP and $5 million in other currencies). The financial derivative activities in the first quarter of 2006 resulted in an unrealized net gain of approximately $3.2 million, which was recorded as other comprehensive income.

         On March 31, 2006, the Company had options for hedging future cash flow denominated in NIS in the amount of $14 million. The fair market value of the options as of March 31, 2006 was not material.

G.       DIVIDENDS
         ---------

         The Board of Directors declared on May 15, 2006 a dividend of $0.15 per share.

                                    * * * * *

                                    EXHIBIT 3



--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2006
                              --------------------

                                   (Unaudited)

                         (In thousands of U.S. dollars)

--------------------------------------------------------------------------------
                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------









                                 C O N T E N T S
                                 ---------------

                                                                        P A G E
                                                                        -------

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets                                          2 - 3

    Consolidated Statements of Income                                      4

    Consolidated Statements of Changes in Shareholder's Equity            5-6

    Consolidated Statements of Cash Flows                                 7-8

    Notes to the Consolidated Financial Statements                        9-11



                                   # # # # # #

                                        ELBIT SYSTEMS LTD.  AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)


                                                                    MARCH 31,   DECEMBER 31,
                                                                      2006          2005
                                                                   ----------    ----------
                                                                  (UNAUDITED)    (AUDITED)
                                                                   ----------    ----------
CURRENT ASSETS:
Cash and cash equivalents                                          $   87,569    $   93,887
Short-term bank deposits                                                  454           742
Trading securities                                                      2,236         2,282
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,038 and $3,221 as of March 31,
    2006 and December 31, 2005, respectively)                         344,106       346,689
Other receivables and prepaid expenses                                 75,218        67,096
Inventories, net of advances                                          350,493       328,428
                                                                   ----------    ----------
Total current assets                                                  860,076       839,124
                                                                   ----------    ----------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                 197,496       194,994
Investments in other companies                                          6,345         6,345
Compensation receivable in respect of fire damages, net                15,530        15,530
Long-term bank deposits and trade receivables                           5,581         2,457
Severance pay fund                                                    135,716       133,570
                                                                   ----------    ----------
                                                                      360,668       352,896
                                                                   ----------    ----------

PROPERTY, PLANT AND EQUIPMENT,  NET                                   285,979       284,997
                                                                   ----------    ----------



INTANGIBLE ASSETS:
Goodwill                                                               63,957        63,957
Other intangible assets, net                                           76,701        78,771
                                                                   ----------    ----------
                                                                      140,658       142,728
                                                                   ----------    ----------

                                                                   $1,647,381    $1,619,745
                                                                   ==========    ==========


 The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                 MARCH 31,     DECEMBER 31,
                                                                                   2006           2005
                                                                               -----------     -----------
                                                                               (UNAUDITED)      (AUDITED)
                                                                               -----------     -----------
CURRENT LIABILITIES:
Short-term bank credit and loans                                               $    25,300     $    30,296
Current maturities of long-term loans                                                6,862           7,355
Trade payable                                                                      140,278         120,260
Dividend payable                                                                     5,818               -
Other payables and accrued expenses                                                227,521         216,539
Customers advances and amounts in excess of
    costs incurred on contracts in progress                                        273,072         237,718
                                                                               -----------     -----------
Total current liabilities                                                          678,851         612,168
                                                                               -----------     -----------

LONG-TERM LIABILITIES:
Long-term loans                                                                    161,296         224,982
Advances from customers                                                            140,341         122,263
Deferred income taxes                                                               30,324          31,424
Accrued termination liability                                                      164,936         165,224
                                                                               -----------     -----------
                                                                                   496,897         543,893
                                                                               -----------     -----------


MINORITY INTERESTS                                                                  13,570          12,907
                                                                               -----------     -----------

SHAREHOLDERS' EQUITY:
Share capital
Ordinary  shares  of  New  Israeli  Shekels  (NIS)  1 par  value;
    Authorized - 80,000,000  shares as of March 31, 2006
    and  December 31, 2005;
    Issued-41,451,613 and 41,375,545 shares as of March 31,
       2006 and December 31, 2005 respectively;
    Outstanding - 41,042,692 and 40,966,624 shares as of March 31, 2006 and
       December 31, 2005, respectively                                              11,653          11,636
Additional paid-in capital                                                         279,039         278,679
Accumulated other comprehensive loss                                                (3,081)         (1,340)
Retained earnings                                                                  174,773         166,123
Treasury shares - 408,921 shares as of March 31, 2006 and
   December 31, 2005                                                                (4,321)         (4,321)
                                                                               -----------     -----------
                                                                                   458,063         450,777
                                                                               -----------     -----------
                                                                               $ 1,647,381     $ 1,619,745
                                                                               ===========     ===========


 The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                              THREE MONTHS ENDED
                                                                    MARCH 31,             YEAR ENDED
                                                          ---------------------------     DECEMBER 31,
                                                              2006            2005           2005
                                                          -----------     -----------     -----------
                                                                   (UNAUDITED)             (AUDITED)
                                                          ---------------------------     -----------

Revenues                                                  $   334,370     $   230,688     $ 1,069,876
Cost of revenues                                              246,830         169,126         786,616
Restructuring expenses                                              -               -           3,488
                                                          -----------     -----------     -----------
           Gross profit                                        87,540          61,562         279,772
                                                          -----------     -----------     -----------

Research and development costs, net                            21,438          15,166          71,903
Marketing and selling expenses                                 26,248          16,646          78,648
General and administrative expenses                            19,007          12,772          54,417
In process research and development write-off                       -               -           7,490
                                                          -----------     -----------     -----------
                                                               66,693          44,584         212,458
                                                          -----------     -----------     -----------

      Operating income                                         20,847          16,978          67,314

Financial expenses, net                                        (4,241)         (1,732)        (11,472)
Other income (expenses), net                                      908             169          (5,326)
                                                          -----------     -----------     -----------
      Income before taxes on income                            17,514          15,415          50,516
Taxes on income                                                 4,604           3,987          16,335
                                                          -----------     -----------     -----------
                                                               12,910          11,428          34,181
Equity in net earnings of affiliated companies and
   partnership                                                  2,267          *1,042          (1,636)
Minority interests in losses (earnings) of
   subsidiaries                                                  (709)            220             (58)
                                                          -----------     -----------     -----------
      Net income                                          $    14,468     *$   12,690     $    32,487
                                                          ===========     ===========     ===========

Earnings per share

   Basic net earnings per share                           $      0.35     *$     0.31     $      0.80
                                                          ===========     ===========     ===========
   Diluted net earnings per share                         $      0.35     *$     0.30     $      0.78
                                                          ===========     ===========     ===========
   Number of shares used in computation of basic net
   earnings per share                                          41,010          40,645          40,750
                                                          ===========     ===========     ===========
   Number of shares used in computation of diluted net
   earnings per share                                          41,736          41,617          41,623
                                                          ===========     ===========     ===========



* Restated see Note 1B.

 The accompanying notes are an integral part of the consolidated financial statements


                                                                                            ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                      ACCUMULATED
                                                     NUMBER OF                     ADDITIONAL            OTHER
                                                   OUTSTANDING       SHARE          PAID-IN          COMPREHENSIVE      RETAINED
                                                      SHARES        CAPITAL         CAPITAL              LOSS           EARNINGS
                                                  -------------    -----------    -------------    ----------------    ------------
 BALANCE AS OF JANUARY 1, 2005
    (AUDITED)                                      40,561,026         $ 11,548      $ 274,432         $ (4,742)          $ 155,267
 Exercise of options                                  405,598               88          3,423                -                   -
 Tax benefit in respect of options exercised                -                -            652                -                   -
 Stock based compensation                                   -                -            172                -                   -
 Dividends paid                                             -                -              -                -             (21,631)
 Other comprehensive income
   (loss) net of tax:
 Unrealized gains on derivative instruments                 -                -              -            6,412                   -
 Foreign currency translation differences                   -                -              -             (924)                  -
 Minimum pension liability adjustment                       -                -              -           (2,086)                  -
 Net income                                                 -                -              -                -              32,487
                                                  -------------    -----------    -------------    ----------------    ------------
 Total comprehensive income

 BALANCE AS OF DECEMBER 31, 2005
   (AUDITED)                                       40,966,624         $ 11,636      $ 278,679         $ (1,340)          $ 166,123
 Exercise of options                                   76,068               17            438                -                   -
 Tax benefit in respect of options exercised                -                -            (78)               -                   -
 Dividends declared                                         -                -              -                -              (5,818)
 Other comprehensive income
   (loss), net of tax:
 Unrealized losses on derivative
    instruments                                             -                -              -           (1,788)                  -
 Foreign currency translation differences                   -                -              -               77                   -
 Minimum pension liability adjustment                       -                -              -              (30)                  -
 Net income                                                 -                -              -                -              14,468
                                                  -------------    -----------    -------------    ----------------    ------------
 Total comprehensive income

 BALANCE AS OF MARCH 31, 2006
   (UNAUDITED)                                     41,042,692         $ 11,653      $ 279,039         $ (3,081)          $ 174,773
                                                  =============    ===========    =============    ================    ============

                                                                       TOTAL              TOTAL
                                                   TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                    SHARES            EQUITY              INCOME
                                                  ------------    --------------    -----------------
 BALANCE AS OF JANUARY 1, 2005
   (AUDITED)                                         $ (4,321)      $ 432,184
 Exercise of options                                        -           3,511
 Tax benefit in respect of options exercised                -             652
 Stock based compensation                                   -             172
 Dividends paid                                             -         (21,631)
 Other comprehensive income
   (loss) net of tax:
 Unrealized gains on derivative instruments                 -           6,412             6,412
 Foreign currency translation differences                   -            (924)             (924)
 Minimum pension liability adjustment                       -          (2,086)           (2,086)
 Net income                                                 -          32,487            32,487
                                                  ------------    --------------    -----------------
 Total comprehensive income                                                            $ 35,889
                                                                                    =================
 BALANCE AS OF DECEMBER 31, 2005
   (AUDITED)                                         $ (4,321)      $ 450,777
 Exercise of options                                        -             455
 Tax benefit in respect of options exercised                -             (78)
 Dividends declared                                         -          (5,818)
 Other comprehensive income
   (loss), net of tax:
 Unrealized losses on derivative
    instruments                                             -          (1,788)           (1,788)
 Foreign currency translation differences                   -              77                77
 Minimum pension liability adjustment                       -             (30)              (30)
 Net income                                                 -          14,468            14,468
                                                  ------------    --------------   -----------------
 Total comprehensive income                                                            $ 12,727
                                                                                   =================
 BALANCE AS OF MARCH 31, 2006
   (UNAUDITED)                                       $ (4,321)      $ 458,063
                                                  ============    ==============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
------------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                  ACCUMULATED
                                                NUMBER OF                      ADDITIONAL            OTHER
                                               OUTSTANDING       SHARE          PAID-IN          COMPREHENSIVE      RETAINED
                                                 SHARES         CAPITAL         CAPITAL          INCOME (LOSS)      EARNINGS
                                              ------------    -------------   -------------    ----------------    ------------
BALANCE AS OF JANUARY 1, 2005
  (AUDITED)                                    40,561,126        $ 11,548       $ 274,432         $ (4,742)          $ 155,267
Exercise of options                               121,816              28           1,047                -                   -
Tax benefit in respect of options exercised             -               -             287                -
    Stock-based compensation                            -               -               -              212                   -
Dividends paid                                          -               -               -                               (5,296)
Unrealized gains on derivative instruments                                                            (425)
Foreign currency translation differences                -               -               -             (175)                  -
Net income                                              -               -               -                -              12,690
                                              ------------    -------------   -------------    ----------------    ------------
Total comprehensive income

BALANCE AS OF MARCH 31, 2005
  (UNAUDITED) (*)                              40,682,942        $ 11,576       $ 275,766         $ (5,130)          $ 162,661
                                              ============    =============   =============    ================    ============

                                                                   TOTAL           TOTAL OTHER
                                               TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                SHARES             EQUITY             INCOME
                                              ------------    ---------------   -----------------
BALANCE AS OF JANUARY 1, 2005
  (AUDITED)                                      $ (4,321)      $ 432,184
Exercise of options                                     -           1,075
Tax benefit in respect of options exercised             -             287
    Stock-based compensation                            -             212               212
Dividends paid                                          -          (5,296)
Unrealized gains on derivative instruments                           (425)             (425)
Foreign currency translation differences                -            (175)             (175)
Net income                                              -          12,690            12,690
                                              ------------    ---------------   -----------------
Total comprehensive income                                                          $12,302
                                                                                =================
 BALANCE AS OF MARCH 31, 2005
  (UNAUDITED) (*)                                $ (4,321)      $ 440,552
                                              ============    ===============

* Restated see Note 1B.

               The accompanying notes are an integral part of the
                       consolidated financial statements.


                                                                                            ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)
                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,           YEAR ENDED
                                                                                     -----------------------    DECEMBER 31,
                                                                                        2006        **2005         2005
                                                                                     ---------     ---------     ---------
                                                                                           (UNAUDITED)           (AUDITED)
                                                                                     -----------------------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                         $  14,468     $  12,690     $  32,487
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                         14,649        10,794        57,718
  Purchased in process R&D                                                                   -             -         7,490
  Stock based compensation                                                                   -             -           172
  Deferred income taxes                                                                 (1,698)         (527)        6,551
  Accrued severance pay, net                                                            (2,464)       (2,114)       (6,707)
  Gain on sale of property, plant and equipment                                           (231)         (250)         (731)
  Tax benefit in respect of options exercised                                                -           287           652
  Minority interests in earnings (losses) of subsidiaries                                  709          (220)           58
  Equity in net losses (earnings) of affiliated companies and partnership, net of
     dividend received (*)                                                              (1,736)          (42)       13,805
  Changes in operating assets and liabilities:
  Decrease (increase) in short and long-term receivables and prepaid expenses           (9,806)        5,978       (43,420)
  Increase in inventories                                                              (20,933)      (28,778)      (43,679)
  Increase (decrease) in trade payable, other payables and accrued expenses             30,251       (21,197)      (37,859)
  Increase in advances received from customers                                          52,300        72,897       202,450
  Settlement of royalties with the Office of the Chief Scientist                             -             -        (1,371)
  Other adjustments                                                                        (98)           45             -
                                                                                     ---------     ---------     ---------
  Net cash provided by operating activities                                             75,411        49,563       187,616
                                                                                     ---------     ---------     ---------


CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                            (14,628)      (15,235)      (58,735)
  Acquisition of  subsidiaries and businesses (Schedule A)                                   -          (318)      (28,331)
  Investments in affiliated companies                                                        -        (9,681)     (160,861)
  Proceeds from sale of property, plant and equipment                                    1,323           829         2,712
  Proceeds from sale of investment                                                           -         3,100         3,100
  Investment in long-term bank deposits                                                   (215)         (359)       (1,089)
  Proceeds from sale of long-term bank deposits                                            168           535         1,501
  Short-term bank deposits, net                                                            334          (525)           (4)
                                                                                     ---------     ---------     ---------
  Net cash used in investing activities                                                (13,018)      (21,654)     (241,707)
                                                                                     ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                        455         1,075         3,511
  Repayment of long-term bank loans                                                    (82,031)      (12,613)      (85,035)
  Receipt of long-term bank loans                                                       18,353             -       216,500
  Dividends paid                                                                             -             -       (21,631)
  Change in short-term bank credit and loans, net                                       (5,488)         (871)          524
                                                                                     ---------     ---------     ---------
  Net cash provided by (used in) financing activities                                  (68,711)      (12,409)      113,869
                                                                                     ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (6,318)       15,500        59,778

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                                93,887        34,109        34,109
                                                                                     ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                   $  87,569     $  49,609     $  93,887
                                                                                     =========     =========     =========
* Dividend received                                                                  $     500     $   1,000     $  12,169
                                                                                     =========     =========     =========



** Restated see Note 1B.

               The accompanying notes are an integral part of the
                       consolidated financial statements.


                                                                                          ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
-----------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                THREE MONTHS ENDED      YEAR ENDED
                                                                      MARCH 31,         DECEMBER 31,
                                                               ---------------------     --------
                                                                 2006         2005         2005
                                                               --------     --------     --------
                                                                    (UNAUDITED)          (AUDITED)
                                                               ---------------------     --------
 SUPPLEMENTARY CASH FLOWS ACTIVITIES:

Cash paid during the period for:
Income taxes                                                   $  4,218     $  4,818     $ 21,475
                                                               ========     ========     ========

Interest                                                       $  4,930     $  1,695     $ 13,151
                                                               ========     ========     ========


SCHEDULE A:
Subsidiaries and businesses acquired

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition assumed:

Working capital, net (excluding cash and cash equivalents)            -     $ (3,281)    $ 39,273
Property, plant and equipment                                         -            -      (28,875)
Other long-term assets                                                -            -      (74,363)
Goodwill and other intangible assets                                  -       (1,514)     (53,291)
In process R&D                                                        -            -       (7,490)
Deferred income taxes                                                 -            -        5,404
Long-term liabilities                                                 -        4,477       82,730
Minority interest                                                     -            -        8,281
                                                               --------     --------     --------
                                                                      -     $   (318)    $(28,331)
                                                               ========     ========     ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1 -      GENERAL

              A. The accompanying financial statements have been prepared in a condensed format as of March 31, 2006, and for the three months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 4 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

                     These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2005.

                     The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2005 in order to conform to the current year's presentation.

                     Operating results for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

              B. During 2004, the Company acquired 4.3% of Tadiran's outstanding shares on the Tel Aviv Stock Exchange in consideration for $15,900. In 2004 and in the first quarter of 2005 the investment in Tadiran's shares was accounted for as available-for-sale securities.

                     In the first and the second quarters of 2005, the Company acquired additional 17% of Tadiran's outstanding shares in consideration for $74,100.

                     As a result of the acquisition in the second quarter of 2005, the Company was able to exercise significant influence on Tadiran. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran, which was previously accounted for as available-for-sale securities, was accounted retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method resulted in an adjustment of the Company's financial statements for the first quarter of 2005, in which the Company's investment in Tadiran was accounted for as available-for-sale securities.

                    The following are the effects of the adjustments on the consolidated statement of income:

                                                                                         Three months ended March 31, 2005
                                                                                     ---------------------------------------
                                                                                       As           Effect of          As
                                                                                     reported       adjustments     adjusted
                                                                                     --------       -----------     --------
                     Equity in net earnings of affiliated companies
                     and partnership                                                  $ 1,493          $  (451)      $ 1,042
                     Net income                                                        13,141             (451)       12,690
                     Basic net earnings per share                                        0.32            (0.01)         0.31
                     Diluted net earnings per share                                    $ 0.32          $ (0.02)      $  0.30

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

              A. The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 123 (revised 2004), "Share-Based Payments" ("Statement 123(R)") as follows:

                    Through December 31, 2005 the Company adopted the fair value based method of recording stock options for all employee stock option grants consistent with SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123"). Effective January 1, 2006, the Company adopted the provisions of Statement 123(R), using the modified prospective method. The adoption of Statement 123(R) had an immaterial effect on the Company's financial position and results of operations.

              B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

NOTE 3 -      INVENTORIES, NET OF ADVANCES

                                                                                        MARCH 31,      DECEMBER 31,
                                                                                          2006             2005
                                                                                        ---------         ---------
                                                                                       (UNAUDITED)       (AUDITED)
                                                                                        ---------         ---------
              Cost of long-term contracts in progress                                   $ 323,920         $ 311,800
              Raw materials                                                                88,533            84,343
              Advances to suppliers and subcontractors                                     45,733            40,095
                                                                                        ---------         ---------
                                                                                          458,186           436,238
               Less - Cost incurred on contracts in progress
                   deducted from customer advances                                         20,299            16,178
                                                                                        ---------         ---------
                                                                                          437,887           420,060
               Less -Advances received from customers                                      78,830            84,083
                        Provision for losses                                                8,564             7,549
                                                                                        ---------         ---------
                                                                                        $ 350,493         $ 328,428
                                                                                        =========         =========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 4 -      RECONCILIATION TO ISRAELI GAAP

              As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 23 to the 2005 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              A. Effect on net income

                                                            THREE MONTHS ENDED     YEAR ENDED
                                                                MARCH 31,          DECEMBER 31,
                                                          ---------------------     --------
                                                            2006         2005         2005
                                                          --------     --------     --------
                                                               (UNAUDITED)          (AUDITED)
                                                          ---------------------     --------
                  Net income as reported according to
                      according to U.S. GAAP              $ 14,468     $ 12,690     $ 32,487

                  Adjustments to Israeli GAAP                 (633)      (1,522)      (9,637)
                                                          --------     --------     --------

                  Net income according to Israeli GAAP    $ 13,835     $ 11,168     $ 22,850
                                                          ========     ========     ========

               B. Effect on shareholders' equity

                                                                                 AS PER
                                                      AS REPORTED  ADJUSTMENTS ISRAELI GAAP
                                                       ---------    --------     --------
                  AS OF MARCH 31, 2006 (UNAUDITED)
                   Shareholders' equity                $ 458,063    $(19,912)    $438,151
                                                       =========    ========     ========

                  AS OF DECEMBER 31, 2005 (AUDITED)
                   Shareholders' equity                $ 450,777    $(19,279)    $431,498
                                                       =========    ========     ========

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